19010451

Securities and Exchange Commission
Trading and Markets

MAY 14 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altegris Investments L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect, Suite 400
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter B Galligan 303 619-6909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa Street, Suite 400	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Martin Beaulieu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altegris Investments L.L.C., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/21/2019

Signature

Executive Chairman

Title

Charlotte Mitchell

Notary Public (see attached jurat)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 21st day of FEB, 2019, by
Date *Month* *Year*

(1) MARTIN BEAULIEU

(and (2) — N/A —),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CHARLOTTE MITCHELL
Notary Public - California
San Diego County
Commission # 2229152
My Comm. Expires Feb 4, 2022

Signature Charlotte Mitchell
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document Form X17A5

Title or Type of Document: Oath or Affirmation **Document Date:** 2/21/19

Number of Pages: 2 **Signer(s) Other Than Named Above:** —

Altegris Investments, L.L.C.

Statement of Financial Condition

As of December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

To Management and Board of Directors of Altegris Investments, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Altegris Investments, L.L.C. (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young

We have served as the Company's auditor since 2013.

March 11, 2019

Statement of Financial Condition

December 31, 2018

Assets	
Cash	$ 1,973,634
Accounts receivable	2,138
Due from related parties	307,329
Prepaid expenses	161,252
Refundable deposits	25,628
Total assets	$ 2,469,981

Liabilities and member's equity	
Liabilities:	
Accounts payable	$ 405,230
Commissions payable	668,834
Accrued expenses	182,425
Total liabilities	1,256,489
Member's equity:	
Additional paid-in capital	4,807,081
Accumulated deficit	(3,593,589)
Total member's equity	1,213,492
Total liabilities and member's equity	$ 2,469,981

See accompanying notes to financial statements.

Altegris Investments, L.L.C.

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Business

Altegris Investments, Inc. was incorporated on June 19, 1975. On December 31, 2014, Altegris Investments, Inc. was converted from an Arkansas corporation to a Delaware limited liability company and its registered name changed to Altegris Investments, L.L.C. (the Company or Altegris Investments). The Company is wholly owned by AqGen Liberty Management I, Inc. (ALMI) (the Parent), which was acquired by Artivest Holdings, Inc. (Artivest Holdings) on June 1, 2018. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). Its primary activity is marketing alternative investment funds, including alternative strategy public funds and privately offered hedge funds and commodity funds.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the sale of alternative investments, mutual funds, and privately offered hedge funds and commodity funds. The Company does not maintain a special account for the exclusive benefit of customers for its sales of securities issued by private funds or a public, continuously-offered closed-end fund and, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. Further, the Company does not carry or clear customer accounts for its sales of securities issued by public open-end mutual funds and, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Use of Estimates

The preparation of the accompanying financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and

liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements as changes occur.

Cash

The Company has cash in banks in excess of the Federal Depository Insurance Commission (FDIC) insurance coverage of $250,000. At December 31, 2018, the Company had $1,717,471 in excess of this requirement.

Accounts Receivable and Due from Related Parties

Accounts receivable and due from related parties represent commissions receivable from marketing alternative strategy public funds, privately offered commodity funds, privately offered hedge funds, third-party funds and expense reimbursements from related parties and are carried at their estimated collectible amounts. Management assessed the collectability of these accounts and determined that no allowance for doubtful accounts was needed as of December 31, 2018. The Company had no write-offs of any accounts receivable and due from related parties in the year then ended.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's income and expense is ultimately included in the federal and state income tax returns of ALMI during the period from Janaury 1, 2018 to May 31, 2018 and will be included in the federal and state income tax returns of Artivest Holdings beginning on June 1, 2018. Tax year 2014 is the earliest tax year open to examination by the major tax jurisdictions to which the Company is subject. There were no tax years under examination by major tax jurisdictions as of December 31, 2018. As of December 31, 2018, management determined that all benefits associated with positions taken for income tax purposes would more likely than not be sustained upon review by the taxing authorities and therefore has not recorded a liability for unrecognized tax benefits. There were no uncertain tax positions recognized by the Company at December 31, 2018. This is not expected to change significantly during the next 12 months.

New Accounting Standards

In January 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". This standard requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified approach. ASU 2016-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

3. Related-Party Transactions

The Company entered into an expense allocation agreement with Altegris Services, L.L.C. (Altegris Services), an affiliate of the Company, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by Altegris Services in support of operations of the Company or the financial products the Company recommends. These expenses generally consist of marketing, legal, rent, travel, and other general and administrative services. During 2018, Artivest Holdings closed its broker-dealer and transferred the licenses of its registered employees to the Company. Artivest Holdings then allocated its share of expenses to the Company during 2018 through Altegris Services consisting of its share of salaries of registered individuals and its share of certain other administrative expenses following the closure of the Artivest Holdings broker-dealer. At December 31, 2018, the related party receivable from Altegris Services was $118,805 in connection with the prepayment of shared services. Also, at December 31, 2018, the Company owed Altegris Services $2,803 for shared services. In aggregate, the net payable to Altegris Services was $116,002 as of December 31, 2018.

At December 31, 2018, the receivable due from related parties includes a receivable of $25,833 from Altegris Advisors pursuant to the wholesaling agreement, the consolidated selling agreement, the mutual funds first amended support services agreement and the publically offered closed-end funds fourth amended support services agreement.

During 2018, Altegris Advisors was the general partner for three privately offered commodity pools (of which one was closed during 2018) and is registered with the CFTC as a Commodity Pool Operator and is a member of the NFA. The Company, as a selling agent, receives 2% per annum as continuing compensation for Class A interests sold that are outstanding at month-end

directly from the three commodity pools. At December 31, 2018, the receivable due from related parties includes a receivable for continuing compensation totaling $21,407.

The Company acts as the distributor to a public, continuously-offered closed-end multi-share fund. Class A shares of this fund are subject to an upfront sales commission of up to 3.5% of the investment amount for such shares sold by the Company, subject to waiver or reduction for certain investors by the Company in its discretion. Additionally, as the distributor, the Company is entitled to earn a distribution and servicing fee in respect of sales by the Company directly of Class A shares of this fund, at an annual rate of 0.60% of the aggregate net asset value, determined as of each month-end. At December 31, 2018, there existed a receivable of $0 for the upfront sales commission and $144,087 for the distribution and servicing fee, both of which are included in due from related parties on the accompanying statement of financial condition.

While Altegris Investments is currently financially sound and a profitable entity with net capital of $742,773, the profits of Altegris Investments are mainly generated through wholesaling agreements and selling agreements with Altegris Advisors, which is owned by Artivest Holdings. Therefore, the viability of Altegris Investments cannot be evaluated without an evaluation of the ability of Artivest Holdings to remain a going concern. Artivest Holdings has operated at a loss since inception and may continue to operate at a loss in 2019 and beyond. Artivest Holdings has secured a funding commitment from its investors which should enable Artivest Holdings to continue its operations for the twelve months following the availability of its financial statements.

4. Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2018, the Company had net capital and net capital requirements of $742,773 and $83,766, respectively, and the Company's net capital ratio (aggregate indebtedness to net capital) was 1.69 to 1.

5. Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, due from related parties, prepaid expenses, refundable deposits, accounts payable, commissions payable, and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

6. Contingencies

Currently, management is not aware of any pending or threatened legal actions against the Company. In the future, the Company may become subject to such legal actions, which arise in the normal course of business.

7. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk. The Company records transactions on a trade-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2018 settled in a timely manner and resulted in no exposure to unsettled transactions as of December 31, 2018.

8. Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through March 11, 2019, the date the financial statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified other than the following:

The Company made a capital distribution of $0.1 million on February 28, 2019 to the Parent. This distribution will not have any impact on the Company's ability to meet its minimum net capital requirement pursuant to Rule 15c3-l of the Securities Exchange Act of 1934.

Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

To Management and Board of Directors of Altegris Investments, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Altegris Investments, L.L.C. (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young

We have served as the Company's auditor since 2013.

March 11, 2019